Letter to Shareholders
I am honoured to address you as Westport’s new CEO and am inspired by our dedication to create a more sustainable world through innovative technology. The Company’s commitment to decarbonizing mobility intrigues me as it demonstrates a promising path to better environmental stewardship.

2023 Performance

The past year was a transformative one for Westport. Despite some challenges, we achieved new milestones and evolved strategically, while prioritizing operational efficiency and financial strength. Dedicated to growth and adaptability, we innovated and evolved with the ever-changing regulatory and macro-economic landscapes.

In addition to our work with the Volvo Group to establish a joint venture committed to reducing CO2 emissions for long-haul and off-road applications, our top highlights for 2023 included:
a.Grew annual revenue by 9% to $331.8 million over 2022;
b.Announced the expansion of our manufacturing footprint in China, supporting the future growth of the hydrogen component business and other alternative fuel system technologies;
c.Advanced development work on our H2 HPDI™ fuel system, collaborating with a third global heavy-duty OEM to demonstrate the system on an internal combustion engine platform, as well as adding a project in a new end-market with a leading global locomotive OEM;
d.Awarded $33 million development contract with a global heavy truck manufacturer to adapt and commercialize our Next Gen LNG HPDI fuel system for the Euro 7 vehicle platform;
e.Expanded our LPG supply agreement with a global OEM for Euro 6 and Euro 7 vehicle platforms;
f.Advanced our ESG commitment, strengthened our governance practices and management processes, stakeholder engagement, and supply chain resilience; and
g.Added over $11 million of new-term loans to improve financial flexibility in 2023, with an additional $3.9 million added after year-end.

Although we made significant progress against our strategic priorities of implementing operational efficiencies, achieving cost reductions, and improving our balance sheet in 2023, our work is not done. As we move forward, we remain committed to enhancing our capabilities and seizing new opportunities for sustained growth and success.

Driving Toward a Cleaner World

The global hydrogen industry is becoming more dynamic through increased investment, industrial applications, and policy support. According to the “Hydrogen Insights 2023” report by the Hydrogen Council and McKinsey & Company, published in December of 2023, the global hydrogen project pipeline is growing. With approximately 1,400 projects announced, this represents a total investment of US$570 billion and 45 million tons per annum of clean hydrogen supply announced through 2030.

Additionally, advancements in technology and manufacturing scale are expected to drive down the cost of producing renewable hydrogen to $2.5-4.0/kg by 2030, as its availability increases. Global government policies are accelerating the shift to zero emissions. In the EU, ambitious emission reduction targets for heavy-duty transport underscore the region’s commitment to decarbonization, encouraging the adoption of cleaner fuels and technologies, including hydrogen-powered vehicles. Central to this shift is the ongoing development of new hydrogen fueling stations along key EU transport corridors.

Climate urgency is clear. Our solutions offer more practical, affordable, and efficient performance in the transition to competitive hydrogen-based mobility by the 2030s. More broadly, our dedication to alternative fuels reinforces our leadership in decarbonizing transport.

Outlook
Anticipating the road ahead, I am committed to Westport’s growth through strategic and decisive actions.

Our success relies on three essential pillars over the near-, medium-, and long-term, respectively:

1. Driving Success Via Our HPDI Joint Venture

Our HPDI joint venture marks a new era for Westport, culminating over two decades of dedication and innovation. It is a cornerstone of Westport’s business strategy moving forward. Now is the time to innovate and drive growth together.

With over 6,000 trucks currently on the road powered by our LNG HPDI fuel systems, we are actively learning and innovating in real-time to move toward a sustainable, hydrogen-fueled future. With our recent announcements, we have wasted no time in putting our plans into action with three new HPDI fuel system projects spanning across the locomotive, marine, and long-haul transport sectors.

Looking to the future, the joint venture will leverage the collective expertise of its partners, capitalize on growth opportunities, and solidify our position as a leader in alternative fuels.

2. Improving Operational Excellence
We are relentless in our pursuit of operational excellence, embarking on bold initiatives to streamline processes, enhance efficiency, and reduce costs. We are beginning to deploy a combination of levers to grow earnings and improve profitability, including but not limited to implementing significant cost-cutting measures that are expected to encompass both operating and general and administrative expenses.
Notably, the restructuring of our presence in India exemplifies our commitment to optimizing capital efficiency, as we leverage our partner’s local infrastructure and relationships to deliver components and systems into this fast-growing market. We are already seeing tangible improvements in 2024.

3. Reimagining A Hydrogen-Powered Future

Embracing the potential for alternative fuels, particularly hydrogen, is exciting as we position ourselves at the forefront of this transformative shift. Armed with advanced technological capabilities, leveraging our existing hydrogen components business and a deep understanding of market dynamics and customer needs, we are primed to capitalize on emerging growth opportunities while maintaining our commitment to sustainability and relevance in an evolving landscape.

Conclusion
We are optimistic about the future, buoyed by a regulatory environment encouraging alternative fuels and an ever-evolving hydrogen economy. As we look to capitalize on these trends, our focus remains on achieving more disciplined operations and strategic alignment to drive sustainable growth.

Thank you for your warm welcome and early support. As your CEO, I commit to delivering results, driving profitability, and enhancing shareholder value. I look forward to updating you on our progress over the coming year.

Sincerely,

Dan Sceli
Chief Executive Officer & Director